Mail Stop 4561

December 14, 2006

Roy Trivett
President and Chief Executive Officer
Visiphor Corporation
Suite 1100 – 4700 Kingsway Burnaby
British Columbia V5H 4M2

> **Re:** **Visiphor Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **File No. 000-30090**

Dear Mr. Trivett:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Stephen Krikorian
Accounting Branch Chief